FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 13, 2009

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto is a press release issued by the registrant and entitled “Syneron debuts elure™ Advanced Dermal Whitening in Asia”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD. By: /s/ Fabian Tenenbaum —————————————— Fabian Tenenbaum Chief Financial Officer

Date: November 13, 2009

FOR IMMEDIATE RELEASE

Syneron debuts elure™ Advanced Dermal Whitening in Asia

Hong Kong, 11 November 2009 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced the commercial launch of the elure™ topical whitening products in several Asian markets.

Skin whitening is one of the fastest growing segments of the global beauty industry. The Asian market is estimated to be around US$18 billion per annum in size1. The global whitening market is expected to grow over 10% annually2, with major opportunities emerging from the rapidly expanding Asian markets.

The elure advanced dermal whitening product is the first scientifically proven enzymatic skin whitening treatment that targets and decomposes melanin to reveal a visibly lighter and exceptionally luminous skin tone. This product line is based on the a unique scientific discovery of a naturally occurring bio-active substance, Melanozyme™, working in cooperation with scientists in the field of biotechnology and enzymes and with international cosmetic experts.

Melanozyme acts to decompose the melanin in a clinically proven, fast and safe manner with no side effects. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product line does not contain Hydroquinine which may cause side effects such as skin redness and burning sensation.

“As a global leading provider of medical aesthetic devices, we are pleased to expand into the skin whitening arena with our established track record in technological innovation,” said Shimon Eckhouse, Chairman of the Board at Syneron. “The elure treatment is designed to treat uneven discoloration associated with aging and sun damage, by gently eliminating the darker pigmentation when it appears at the upper layers of the skin, resulting in a whiter and brighter skin”.

1 Source: in-cosmetics Asia
2 Source: Euromonitor International

elure includes a complete range of skin products that have been researched and tested on all skin types. Studies have shown faster results when compared to other products in the market. Clinical studies(3) results were as follows when used twice a day for 28 days:

—	82% of the subjects demonstrated a significant decrease in their melanin index
—	91% of the subjects showed an overall improvement in fairness and skin tone

The new product line will be available for sale in Q1 2010 at dermatologists’, beauty salons and spas throughout Asia.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) is a recognized world leader in the non-invasive aesthetic device market. The company develops, manufactures and distributes medical aesthetic devices that are powered by proprietary, patented elos™, a combined-energy technology of bi-polar radio frequency and light. With its undisputed pioneering approach to aesthetic treatments for both the face and body, Syneron has now ventured out into one of the largest in-demand applications, skin whitening. elure products are based on a breakthrough technology which offers skin whitening at no risk, with proven clinical results in a considerable shorter time when compared to other modalities available in the market. Syneron has offices and distributors throughout the world, including a headquarters in Israel; a North American headquarters in Irvine, California; an Asia Pacific headquarters in Hong Kong and a Syneron subsidiary in China. Additional information can be found at www.syneron.com

Issued on behalf of Syneron by Newell Public Relations.

For more information please contact:

Anna Tam
Syneron Medical (HK) Ltd.
Tel:+ 852 2543 4326
Email: annat@syneron.com

Bertha Ung	Dora Chow
Newell PR	Newell PR
Tel: +852 2117 5032	Tel: +852 2117 5022
Email: berthau@newell.com	Email: dorac@newell.com

3 Asian trial was managed by DermScan Laboratories, France